

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 9, 2020

Jeremy Daniel
Chief Financial Officer
H-CYTE, INC.
201 E Kennedy Blvd., Suite 700
Tampa, FL 33602

      Re: H-CYTE, INC.
            Registration Statement on Form S-1
            Filed July 2, 2020
            File No. 333-239629

Dear Mr. Daniel:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Alan Campbell at 202-551-4224 with any questions.

                     Sincerely,

                     Division of Corporation Finance
                     Office of Life Sciences

cc: Arthur S. Marcus, Esq.